UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the Month of August 2020
(Commission File.  No. 000-30718).
SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)
13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)
Registrant’s Telephone Number, including area code: 604-231-1100
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F	☐	40-F	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:	☐	No:	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:	☐	No:	☒

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Sierra Wireless, Inc.

By:	/s/ Samuel Cochrane
Samuel Cochrane, Chief Financial Officer

Date: August 4, 2020

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Exhibit

99.1	Material Change Report dated July 31, 2020
99.2	Master Asset Purchase Agreement dated July 23, 2020, by and among Rolling Wireless (H.K.) Limited and Sierra Wireless, Inc. and certain of its affiliates